UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2015

Commission File 001 — 33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Sesa Sterlite Limited

Other Events

It is with deep regret that the Company announces the sudden demise of Late Mr. Gurudas Kamat, Non-Executive Independent Director of the Company today. Mr. Kamat had been associated with the Company as an Independent Director since December 2005.

Late Mr.Kamat retired as Chief Justice of Gujarat High Court in January 1997 and had over 45 years of experience in the field of legal practice and judiciary.

The Company and the Board places on record the valuable contribution and guidance provided by Late Sh.Kamat during his tenure as an Independent Director of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2015

SESA STERLITE LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary